As filed with the Securities and Exchange Commission on __________, 2017

Registration No. 333-216721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Solaris Oilfield Infrastructure, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3533	81-5223109
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9811 Katy Freeway, Suite 900
Houston, Texas 77024
(281) 501-3070
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kyle S. Ramachandran
9811 Katy Freeway, Suite 900
Houston, Texas 77024
(281) 501-3070
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐		
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	12,190,000	$18.00	$219,420,000.00	$25,431

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 1,590,000 additional shares of Class A common stock that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $11,590.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ________, 2017

PROSPECTUS

10,600,000 Shares



SOLARIS® OILFIELD INFRASTRUCTURE

Solaris Oilfield Infrastructure, Inc.

Class A Common Stock

This is the initial public offering of our Class A common stock. We are selling 10,600,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price of our Class A common stock is expected to be between $15.00 and $18.00 per share. We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol "SOI."

To the extent that the underwriters sell more than 10,600,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 1,590,000 shares from us at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Summary—Our Emerging Growth Company Status."

Investing in our Class A common stock involves risks. See "Risk Factors" on page 18.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Solaris Oilfield Infrastructure, Inc.(2)
Per Share	$	$	$
Total	$	$	$

(1) We refer you to "Underwriting" beginning on page 122 of this Prospectus for additional information regarding underwriting compensation.
(2) Before expenses.

Delivery of the shares of Class A common stock will be made on or about , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse **Goldman, Sachs & Co.**

Morgan Stanley **Evercore ISI** **Simmons & Company International**
Energy Specialists of Piper Jaffray

Tudor, Pickering, Holt & Co. **Wells Fargo Securities**

Raymond James **Oppenheimer & Co.** **Seaport Global Securities** **Wunderlich**

The date of this prospectus is , 2017.

SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to the "Company," "we," "us" and "our" refer to Solaris Oilfield Infrastructure, LLC ("Solaris LLC") and its consolidated subsidiaries before the completion of our corporate reorganization in connection with this offering and Solaris Oilfield Infrastructure, Inc. ("Solaris Inc.") and its consolidated subsidiaries as of the completion of our corporate reorganization and thereafter.

Except as otherwise indicated, all information contained in this prospectus (i) assumes an initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), (ii) assumes that the underwriters do not exercise their option to purchase additional shares and (iii) excludes Class A common stock reserved for issuance under our long-term incentive plan, including 613,978 restricted shares of our Class A common stock expected to be issued in connection with this offering under our long-term incentive plan and 591,261 shares of our Class A common stock issuable upon exercise of outstanding stock options.

Our Company

We manufacture and provide our patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. Our systems reduce our customers' cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our customers include oil and natural gas exploration and production ("E&P") companies, such as EOG Resources, Inc., Devon Energy and Apache Corporation, as well as oilfield service companies, such as ProPetro Services, Inc. Our systems are deployed in many of the most active oil and natural gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale and the SCOOP/STACK formation. Since commencing operations in April 2014, we have grown our fleet from two systems to 36 systems. Demand for our systems in the second half of 2016 was significantly higher than in the first half of 2016, and we expect demand for our systems in 2017 to continue the demand trends we experienced in the second half of 2016. We currently have more demand for our systems than we can satisfy with our existing fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

Our mobile proppant system is designed to address the challenges associated with transferring large quantities of proppant to the well site, including the cost and management of last mile logistics, which we define as the transportation of proppant from transload terminal or regional proppant mine to the well site. Today's horizontal well completion designs require between 400 and 1,000 truckloads of proppant delivered to the well site per well which creates bottlenecks in the storage, handling and delivery of proppant. Our patented systems typically provide 2.5 million pounds of proppant storage capacity in a footprint that is considerably smaller than traditional or competing well site proppant storage equipment. Our systems have the ability to unload up to 24 pneumatic proppant trailers simultaneously. Importantly, the proppant storage silos in our systems can be filled from trucks while simultaneously delivering proppant on-demand directly to the blender for hydraulic fracturing operations. Accordingly, our systems can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a reduction in our customers' costs. Our systems also reduce the amount of truck demurrage, or wait time, at the well site which can result in significant cost savings for our customers.

Another benefit of our system is its ability to measure proppant inventory and delivery rates real-time through our proprietary inventory management system (the "PropView™ system"), which enables our customers

We believe these operational efficiencies reduce completion costs for our E&P customers and increase revenue and fleet utilization for our pressure pumping customers, who typically earn revenue on a per-fracturing stage basis.

Competitive Strengths

We believe that we will be able to successfully execute our business strategies because of the following competitive strengths:

- *Innovative system that enhances completion efficiency while reducing cost of last mile logistics.* Our patented mobile proppant management system is a proven solution for unloading, storing and delivering proppant at the well site, and we believe it solves many of the challenges the oil and gas industry faces today, including managing increasing completion activity, proppant demand and complex last mile logistics. Our systems reduce our customers' cost and time to complete wells by improving the efficiency of proppant logistics, in addition to enhancing well site safety. Our systems also can maintain high rates of proppant delivery for extended periods of time, which helps achieve a greater number of frac stages per day, driving a further reduction in our customers' costs.

- *Blue-chip and growing customer base in active oil and gas basins in the United States.* We believe that our customers are long-term participants in the development of resources in the U.S. that value safe and efficient operations and will seek to develop a long-term relationship with us. Our customers include some of the most active companies in the industry, including E&P operators, such as EOG Resources, Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation and the Marcellus Shale/Utica Shale. As of March 31, 2017, more than 80% of our current fleet was deployed to customers who are renting multiple systems.

- *Scalable, vertically integrated manufacturing capability.* Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

- *Capital-efficient business model resulting in strong operational cash flow.* Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which we expect will enable us to generate strong operational cash flow, though we incurred a net loss for the year ended December 31, 2015.

- *Strong balance sheet and financial flexibility.* We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $132.4 million in liquidity from $112.4 million of cash on hand and $20.0 million of available capacity under our credit facility, which we expect to amend in connection with this offering to, among other things, increase the aggregate commitments thereunder. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

The following table reconciles Adjusted EBITDA to net income (loss) for the three months ended March 31, 2016 along with the estimated range for the three months ended March 31, 2017. The line items in the table for the three months ended March 31, 2017 are estimates and subject to the qualifications set forth above:

| | Three Months Ended March 31, 2017 | | Three Months Ended March 31, 2016 |
| | Low Estimate | High Estimate | |
	(In millions)		
Net income (loss)	$4.6	$4.8	$(0.1)
Adjustments:			
Depreciation and amortization	1.1	1.2	0.9
Interest expense	0.0	0.0	0.0
Income tax expense	0.0	0.0	0.0
EBITDA	$5.7	$6.0	$ 0.8
Unit-based compensation expense	0.0	0.0	0.0
Adjusted EBITDA	$5.7	$6.0	$ 0.8

Our Corporate Structure

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC's business and will consolidate financial results of Solaris LLC and its subsidiaries.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by its existing owners, including those owned by certain investment funds managed by Yorktown Partners LLC (collectively, "Yorktown"), certain of our officers and directors and the other current members of Solaris LLC, including Loadcraft Site Services LLC (collectively, the "Existing Owners"), will be converted into (i) a single class of units in Solaris LLC, which we refer to in this prospectus as "Solaris LLC Units," representing in the aggregate 31,624,320 Solaris LLC Units and (ii) the right to receive the distributions of cash and shares of Class B common stock described in clauses (c) and (d) below, (b) Solaris Inc. will issue and contribute 31,624,320 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters' option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners, on a pro rata basis, an aggregate amount of cash equal to 3,030,303 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. In the event that we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners on a pro rata basis will correspondingly increase or decrease, respectively.

To the extent the underwriters' option to purchase additional shares is exercised in full or in part, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of the Class B common stock, representing 74.9% of our capital stock (of which, Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 34.8% of our capital stock),

- Solaris Inc. will own an approximate 25.1% interest in Solaris LLC; and

- the Existing Owners will own an approximate 74.9% interest in Solaris LLC.

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own Class B common stock, representing 71.1% of our capital stock (of which, Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 33.0% of our capital stock),

- Solaris Inc. will own an approximate 28.9% interest in Solaris LLC and

- the Existing Owners will own an approximate 71.1% interest in Solaris LLC.

Please see "Security Ownership of Certain Beneficial Owners and Management."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of Solaris LLC (the "Solaris LLC Agreement"), each Existing Owner will, subject to certain limitations, have the right (the "Redemption Right") to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right (the "Call Right") to acquire each tendered Solaris LLC Unit directly from the exchanging Existing Owner for, at Solaris Inc.'s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder's Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Solaris LLC Agreement." The Existing Owners will have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Solaris Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):


Investors in this offering
Existing Owners(1)
100% Class A Common Stock
25.1% Total Voting Power
100% Class B Common Stock
74.9% Total Voting Power
31,624,320 Solaris LLC Units
74.9% of Solaris LLC Units
Solaris Oilfield Infrastructure, Inc. (NYSE: SOI)
Sole Managing Member
10,600,000 Solaris LLC Units
25.1% of Solaris LLC Units
Solaris Oilfield Infrastructure, LLC (Solaris LLC)
100%
100%
100%
Solaris Oilfield Site Services Operating, LLC
Solaris Oilfield Early Property, LLC
Solaris Oilfield Site Services Personnel LLC

(1) Includes Yorktown, Loadcraft Site Services LLC, certain of our officers and directors and the other current members of Solaris LLC. See "Corporate Reorganization."

Principal Executive Offices and Internet Address

Our principal executive offices are located at 9811 Katy Freeway, Suite 900, Houston, Texas 77024, and our telephone number is (281) 501-3070. Our website is at www.solarisoilfield.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission ("SEC") available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Our Principal Stockholders

Upon completion of this offering, the Existing Owners will initially own 31,624,320 Solaris LLC Units and 31,624,320 shares of Class B common stock, representing approximately 74.9% of the voting power of Solaris Inc. For more information on our reorganization and the ownership of our common stock by our principal stockholders, see "Corporate Reorganization" and "Security Ownership of Certain Beneficial Owners and Management."

We have a valuable relationship with Yorktown Partners LLC, a private investment firm investing exclusively in the energy industry with an emphasis on North American oil and gas production and midstream

and oilfield service businesses. Yorktown Partners LLC has raised 11 private equity funds with aggregate partner commitments totaling over $8 billion. Yorktown Partners LLC's investors include university endowments, foundations, families, insurance companies, and other institutional investors. The firm is headquartered in New York.

Risk Factors

An investment in our Class A common stock involves risks that include the demand for proppants used in the hydraulic fracturing of oil and natural gas wells and other risks. You should carefully consider the risks described under the "Risk Factors" and the other information in this prospectus before investing in our Class A common stock.

Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may, for up to five years, take advantage of specified exemptions from reporting and other regulatory requirements that are otherwise applicable generally to public companies. These exemptions include:

- the presentation of only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

- deferral of the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

- exemption from compliance with any new requirements if adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; and

- reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until we are no longer an emerging growth company, which will occur on the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the fiscal year in which we have more than $1.0 billion in annual revenue, (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period and (iv) the date on which we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We have elected to take advantage of all of the applicable JOBS Act provisions, except that we will elect to opt out of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards (this election is irrevocable).

Accordingly, the information that we provide you may be different than what you may receive from other public companies in which you hold equity interests.

THE OFFERING

Class A common stock offered by us. . . .	10,600,000 shares (12,190,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class A common stock to be outstanding immediately after completion of this offering	10,600,000 shares (12,190,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	31,624,320 shares (30,034,320 shares if the underwriters' option to purchase additional shares is exercised in full), or one share for each Solaris LLC Unit held by the Existing Owners immediately following this offering. Class B shares are non-economic. When a Solaris LLC Unit is redeemed for a share of Class A common stock, a corresponding share of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	25.1% (or (i) 28.9% if the underwriters' option to purchase additional shares is exercised in full and (ii) 100% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock after giving effect to this offering	74.9% (or (i) 71.1% if the underwriters' option to purchase additional shares is exercised in full and (ii) 0% if all outstanding Solaris LLC Units held by the Existing Owners are redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights.	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $161.8 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds (i) to fully repay our existing balance of approximately $5.5 million under our credit facility, (ii) to pay $2.9 million in cash bonuses to certain employees and consultants, (iii) to distribute approximately $47.0 million to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (iv) for general corporate purposes, including to fund our 2017 capital program. Please see "Use of Proceeds."

Dividend policy . . . .   We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

Redemption Rights of Existing
   Owners . . . .   Under the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for, at Solaris LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Solaris Inc. (instead of Solaris LLC) will have the right, pursuant to the Call Right, to acquire each tendered Solaris LLC Unit directly from the redeeming Existing Owner for, at Solaris Inc.'s election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Solaris Inc., Solaris Inc. has the right to require each holder of Solaris LLC Units (other than Solaris Inc.) to exercise its Redemption Right with respect to some or all of such unitholder's Solaris LLC Units. In connection with any redemption of Solaris LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Solaris LLC Agreement."

Tax Receivable Agreement . . . .   Solaris Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of Solaris LLC Units in connection with this offering or pursuant to an exercise of the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Solaris LLC and such adjustments will be allocated to Solaris Inc. These adjustments would not have been available to Solaris Inc. absent its acquisition or deemed acquisition of Solaris LLC Units and are expected to reduce the amount of cash tax that Solaris Inc. would otherwise be required to pay in the future.

In connection with the closing of this offering, we will enter into a Tax Receivable Agreement with the TRA Holders which will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Directed Share Program . . . . The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional Class A common stock) for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Please read "Underwriting" beginning on page 122.

Listing symbol . . . . We have been approved to list our Class A common stock on the New York Stock Exchange (the "NYSE") under the symbol "SOI."

Risk Factors . . . . You should carefully read and consider the information beginning on page 18 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

The information above does not include 5,118,080 shares of Class A common stock reserved for issuance pursuant to our long-term incentive plan, including (i) the 613,978 restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering and (ii) 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options held by certain of our employees, executive officers and directors, all of which are exercisable immediately following the completion of this offering, and which were granted in 2015 pursuant to the Solaris LLC 2015 Membership Unit Option Plan. In connection with the consummation of this offering, these options will be converted into options under our long-term incentive plan. The options granted under the Solaris LLC 2015 Membership Unit Option Plan had an exercise price of $135.00 per unit, which exercise price will be proportionately adjusted in connection with the Corporate Reorganization to an exercise price of $2.87 per share.

	Year ended December 31,	
	2016	**2015**
	(in thousands, except per share and operating data)	
Income (loss) before income tax expense	2,846	(1,306)
Income tax expense	43	67
Net income (loss)	$ 2,803	$ (1,373)
Pro forma information(1):		
Pro forma net loss(2)	$ (1,924)	
Pro forma non-controlling interest(3)	(1,959)	
Pro forma net loss attributable to common stockholders(2)	$ (3,883)	
Pro forma net loss per share attributable to common stockholders(4)		
Basic	$ (0.37)	
Diluted	$ (0.37)	
Pro forma weighted-average number of shares(4)		
Basic	10,600,000	
Diluted	10,600,000	
Balance Sheet Data (at period end):		
Property, plant and equipment, net	$ 54,350	$ 46,846
Total assets	77,236	70,553
Long-term debt (including current portion)	3,041	529
Total liabilities	5,890	3,085
Total members' equity	71,346	67,468
Cash Flow Statement Data:		
Net cash provided by operating activities	$ 4,521	$ 2,156
Net cash used in investing activities	(10,935)	(27,859)
Net cash provided by financing activities	3,059	7,878
Other Data:		
Adjusted EBITDA(5)	$ 6,788	$ 1,659
Revenue days(6)	5,745	2,579

(1) For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

(2) Pro forma net loss reflects a pro forma income tax benefit of $2.1 million for the year ended December 31, 2016, of which $2.2 million is associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization" and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3) Reflects the pro forma adjustment to non-controlling interest and net income (loss) attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.

(4) Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization." Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the year ended December 31, 2016 excludes 407,584 shares of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan, 488,399 shares of Class A common stock issuable upon exercise of outstanding stock options and 31,624,320 Class B Common Stock,

as these shares would be antidilutive. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, Class B Common Stock was not recognized in dilutive earnings per share calculations as they would have been antidilutive.

(5) Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

(6) Revenue days is defined as the combined number of days our systems earned revenues in a period.

levels of government to monitor and limit emissions of greenhouse gases ("GHGs"). While no comprehensive climate change legislation has been implemented at the federal level, the EPA and states or groupings of states have pursued legal initiatives in recent years that seek to reduce GHG emissions through efforts that include consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. In particular, the EPA has adopted rules under authority of the CAA that, among other things, establish certain permit reviews for GHG emissions from certain large stationary sources, which reviews could require securing permits at covered facilities emitting GHGs and meeting defined technological standards for those GHG emissions. The EPA has also adopted rules requiring the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources in the United States, including, among others, onshore production.

Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published regulations requiring certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce these methane gas and VOC emissions. Several states and industry groups have filed suit before the D.C. Circuit challenging the EPA's implementation of the methane rule and legal authority to issue the methane rules. In November 2016, the EPA began seeking additional information on methane emissions from certain existing facilities and operations in the oil and natural gas sector as necessary to eventually expand the methane rules to include existing equipment and processes, but on March 3, 2017, the EPA announced that it was withdrawing the ICR so that the agency may further assess the need for the information that it was collecting through the request. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that prepared an agreement requiring member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This "Paris agreement" was signed by the United States in April 2016 and entered into force in November 2016; however, this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions.

The adoption and implementation of any international, federal or state legislation or regulations that require reporting of GHGs or otherwise restrict emissions of GHGs could result in increased compliance costs or additional operating restrictions, and could have a material adverse effect on our business, financial condition, demand for our systems, results of operations, and cash flows.

Finally, increasing concentrations of GHG in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such climate changes were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our customers.

Any future indebtedness could adversely affect our financial condition.

Although we will have no indebtedness outstanding under our Credit Facility (as defined in "Management's Discussion and Analysis of Financial Condition and Results of Operation—Debt Agreements") at the closing of this offering, we will be able to borrow up to $20.0 million under our Credit Facility after giving effect to the use of the net proceeds of this offering and anticipated amendment of our Credit Facility.

In addition, subject to the limits contained in our Credit Facility, we may incur substantial additional debt from time to time. Any borrowings we may incur in the future would have several important consequences for our future operations, including that:

- covenants contained in the documents governing such indebtedness may require us to meet or maintain certain financial tests, which may affect our flexibility in planning for, and reacting to, changes in our industry, such as being able to take advantage of acquisition opportunities when they arise;

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

Our principal stockholders will collectively hold a substantial majority of the voting power of our common stock.

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), the Existing Owners will own 100.0% of our Class B common stock and a 74.9% interest in Solaris LLC (representing 74.9% of our combined economic interest and voting power).

Although the Existing Owners are entitled to act separately in their own respective interests with respect to their ownership in us, if the Existing Owners choose to act in concert, they will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant stockholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company.

So long as the Existing Owners continue to control a significant amount of our common stock, each will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. In addition, certain of our Existing Owners, including Yorktown, and their respective affiliates may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such Existing Owners and their respective affiliates may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

Certain of our directors hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors' business affiliations and the potential conflicts of interest of which our stockholders should be aware, see "Certain Relationships and Related Party Transactions."

- permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

- requiring the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for "cause";

- prohibiting cumulative voting in the election of directors;

- establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $3.24 per share.

Based on an assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $3.24 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $4.92 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our Class A common stock in subsequent offerings. In addition, subject to certain limitations and exceptions, the Existing Owners may redeem their Solaris LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. After the completion of this offering, we will have 10,600,000 outstanding shares of Class A common stock and 31,624,320 outstanding shares of Class B common stock. This number includes 10,600,000 shares of Class A common stock that we are selling in this offering but does not include the 1,590,000 shares of Class A common stock that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners will own 31,624,320 shares of Class B common stock, representing approximately 74.9% (or 71.1% if the underwriters' option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in "Underwriting," but may be sold into the market in the future. We expect that certain of the Existing Owners will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 5,118,080 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and certain of the Existing Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

A portion of the proceeds from this offering will be used to make a distribution to the Existing Owners and to grant certain employees cash bonuses and will not be available to fund our operations.

As described in "Use of Proceeds," Solaris LLC intends to use approximately $47.0 million of the proceeds from this offering to make a distribution to the Existing Owners and approximately $2.9 million of the proceeds from this offering to grant cash bonuses to certain employees and consultants. Consequently, such portion of the proceeds from this offering will not be available to fund our operations, capital expenditures or acquisition opportunities. See "Use of Proceeds."

Solaris Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, Solaris Inc. will enter into a Tax Receivable Agreement with the TRA Holders. This agreement will generally provide for the payment by Solaris Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Solaris Inc. actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after this offering as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Solaris Inc. will retain the benefit of the remaining 15% of these cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers, asset sales, other forms of business combination or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The payment obligations under the Tax Receivable Agreement are Solaris Inc.'s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and timing of the taxable income we generate in the future, the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year London Interbank Offered Rate ("LIBOR") plus 100 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement (including having sufficient taxable income to currently utilize any accumulated net operating loss carryforwards) and (ii) any Solaris LLC Units (other than those held by Solaris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $169.1 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $225.9 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) Solaris Inc. would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreement will not be conditioned upon the TRA Holders' having a continued interest in us or Solaris LLC. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A common stock. Please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $161.8 million (based on an assumed initial public offering price of $16.50 per share of Class A common stock, the midpoint of the range set forth on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to contribute all of the net proceeds of this offering received by us to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds as follows:

Sources of Funds		Use of Funds	
	(In millions)		
Net proceeds from this offering	$161.8	Repayment of our Credit Facility	$ 5.5
		Payment of cash bonuses to certain employees and consultants(1)	2.9
		Distribution to Existing Owners(2)	47.0
		General corporate purposes, including capital expenditures	106.4
Total sources of funds	$161.8	Total uses of funds	$161.8

(1) Represents cash bonuses payable to certain employees and consultants upon consummation of this offering. The ultimate amount of the bonus is based on the initial public offering price to the public. The amount set forth in the table assumes an initial public offering price of $16.50 per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus). A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the aggregate cash bonus amount by approximately $0.2 million. See "Executive Compensation."

(2) Represents a pro rata distribution of cash to the Existing Owners equal to the product of 3,030,303 times the assumed initial public offering price per share of Class A common stock after underwriting discounts and commissions. A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, the cash distribution to the Existing Owners by approximately $2.8 million.

We intend to fund our $40.0 million to $55.0 million 2017 capital program with a portion of the net proceeds from this offering, along with cash flows from operations. We have not yet made final decisions with respect to our use of the remaining proceeds for general corporate purposes, though we may use such proceeds to develop additional proppant logistics capabilities, identify and develop new product and service offerings or pursue acquisitions. We cannot currently allocate specific percentages of the net proceeds that we may use for such purposes. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes.

The revolving credit commitments under our Credit Facility (the "Revolving Facility") have a scheduled maturity date of December 1, 2018 and the advance loan commitments under our Credit Facility (the "Advance Loan Facility") have a scheduled maturity date of December 1, 2021. As of December 31, 2016, the Credit Facility had an outstanding balance of approximately $2.5 million and bore interest at a weighted average interest rate of 5.3%. The borrowings to be repaid, which consist of $1.0 million under the Revolving Facility and $1.5 million under the Advance Loan Facility, were incurred primarily to fund capital expenditures and the growth of our business. While we currently do not have plans to immediately borrow additional amounts under our Credit Facility, we may at any time reborrow amounts repaid under the Revolving Facility and we may do so to fund our capital program and for other general corporate purposes. In connection with this offering, we expect to amend our Credit Facility to, among other things, terminate the Advance Loan Facility and extend the maturity date of the Revolving Facility to on or around the fourth anniversary of the consummation of this offering.

A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share of Class A common stock would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $10.0 million, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus remains the same. Any change in proceeds retained by Solaris LLC as a result of any change in the initial public offering price after giving effect to any impact such change would have on the cash bonuses and the cash distribution payable to the Existing Owners would impact the amount of proceeds that we could use for our general corporate purposes.

To the extent the underwriters' option to purchase additional shares is exercised, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters' option to purchase additional shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2016:

- on an actual basis; and

- on an as adjusted basis after giving effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at the assumed initial offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus) and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our consolidated financial statements and related notes and our unaudited pro forma financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2016	
	Actual	As Adjusted
	(in thousands, except share counts and par value) (unaudited)	
Cash and cash equivalents	$ 3,568	$117,911
Long-term debt, including current maturities		
Credit Facility(1)(2)	$ 2,500	$ —
Notes payable	451	451
Capital leases	239	239
Total Debt	$ 3,190	$ 690
Members'/Stockholders' equity		
Members' equity	$71,346	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 600,000,000 shares authorized, 10,600,000 shares issued and outstanding (As Adjusted)	—	106
Class B common stock, zero par value, no shares authorized, issued or outstanding (Actual); 180,000,000 shares authorized, 31,624,320 shares issued and outstanding (As Adjusted)	—	—
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 50,000,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	80,397
Accumulated deficit	—	(739)
Total members'/stockholders' equity	$71,346	$ 79,764
Noncontrolling interest	—	140,909
Total capitalization	$74,536	$221,363

---

(1) Excludes debt issuance costs. Our senior secured credit facility and the related debt issuance costs are reflected in our financial statements. See Note 9, "Senior Secured Credit Facility" to our consolidated financial statements as of December 31, 2016 included elsewhere in this prospectus for further information.

(2) As of December 31, 2016, our senior secured credit facility consisted of up to $10.0 million aggregate principal amount of advance term loan commitments and up to $1.0 million aggregate principal amount of revolving credit commitments. We anticipate that the amended credit facility we expect to enter into in connection with this offering will consist of up to $20.0 million aggregate principal amount of revolving credit commitments. As of April 20, 2017, we had $5.5 million of outstanding borrowings under our senior

secured credit facility. After giving effect to the sale of shares of our Class A common stock in this offering, the application of the anticipated net proceeds therefrom and the anticipated amendment of our credit facility in connection therewith, we expect to have $20.0 million of available borrowing capacity under our credit facility.

The information presented above assumes no exercise of the underwriters' option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering, including 613,978 restricted shares of our Class A common stock expected to be issued in connection with this offering and 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016 was approximately $58.3 million, or $1.68 per share of Class A common stock. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock on a one-for-one basis). After giving effect to the transactions described under "Corporate Reorganization" and the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2016 would have been approximately $207.5 million, or $4.92 per share. This represents an immediate increase in the net tangible book value of $3.24 per share to our Existing Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $11.58 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been redeemed for Class A common stock):

Initial public offering price per share		$16.50
Pro forma net tangible book value per share as of December 31, 2016 (after giving effect to our corporate reorganization)	$ 1.68	
Increase per share attributable to new investors in this offering	3.24	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		4.92
Dilution in pro forma net tangible book value per share to new investors in this offering(1)		$11.58

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $12.53 or $10.64, respectively.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2016, the total number of shares of Class A common stock owned by our Existing Owners (assuming that 100% of our Class B common stock has been redeemed for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our Existing Owners and to be paid by new investors in this offering at $16.50, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Existing Owners	31,624,320	74.9%	$ 73,686,207	29.6%	$ 2.33
New investors in this offering	10,600,000	25.1	174,900,000	70.4	16.50
Total	42,224,320	100.0%	$248,586,207	100.0%	$ 5.89

The data in the table excludes 5,118,080 shares of Class A common stock initially reserved for issuance under our long-term incentive plan, including (i) the 613,978 restricted shares of our Class A common stock expected to be issued to certain officers, directors, employees and consultants in connection with this offering and (ii) 591,261 shares of Class A common stock issuable upon exercise of outstanding stock options.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 12,190,000, or approximately 28.9% of the total number of shares of Class A and Class B common stock.

	Year ended December 31,	
	2016	**2015**
	(in thousands, except per share and operating data)	
Pro forma information(1):		
Pro forma net loss(2)	$ (1,924)	
Pro forma non-controlling interest(3)	(1,959)	
Pro forma net loss attributable to common stockholders(2)	$ (3,883)	
Pro forma net loss per share attributable to common stockholders(4)		
Basic	$ (0.37)	
Diluted	$ (0.37)	
Pro forma weighted-average number of shares(4)		
Basic	10,600,000	
Diluted	10,600,000	
Balance Sheet Data (at period end):		
Property, plant and equipment, net	$ 54,350	$ 46,846
Total assets	77,236	70,553
Long-term debt (including current portion)	3,041	529
Total liabilities	5,890	3,085
Total members' equity	71,346	67,468
Cash Flow Statement Data:		
Net cash provided by operating activities	$ 4,521	$ 2,156
Net cash used in investing activities	(10,935)	(27,859)
Net cash provided by financing activities	3,059	7,878
Other Data:		
Adjusted EBITDA(5)	$ 6,788	$ 1,659
Revenue days(6)	5,745	2,579

(1) For additional information regarding our pro forma information, please see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

(2) Pro forma net loss reflects a pro forma income tax benefit of $2.1 million for the year ended December 31, 2016, of which $2.2 million is associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization" and this offering. Solaris Inc. is a corporation and is subject to U.S. federal and State of Texas income tax. Our predecessor, Solaris LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated net loss in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(3) Reflects the pro forma adjustment to non-controlling interest and net income attributable to common stockholders to reflect the ownership of Solaris LLC Units by each of the Existing Owners.

(4) Pro forma net loss per share attributable to common stockholders and weighted average shares outstanding reflect the estimated number of shares of Class A common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization." Pro forma weighted average shares outstanding used to compute pro forma earnings per share for the year ended December 31, 2016 excludes 407,584 shares of weighted average restricted Class A common stock expected to be issued in connection with this offering under our long-term incentive plan, 488,399 shares of Class A common stock issuable upon exercise of outstanding stock options and 31,624,320 Class B Common Stock, as these shares would be antidilutive. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, Class B Common Stock was not recognized in dilutive earnings per share calculations as they would have been antidilutive.

maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

As described in "Use of Proceeds," we intend to contribute all of the net proceeds we receive from this offering to Solaris LLC in exchange for Solaris LLC Units. Solaris LLC will use the net proceeds it receives to (i) fully repay the existing balance of approximately $5.5 million under our Credit Facility, (ii) to pay $2.9 million in cash bonuses to certain employees and consultants, (iii) to distribute approximately $47.0 million to Existing Owners as part of the corporate reorganization being undertaken in connection with this offering and (iv) for general corporate purposes, including to fund our 2017 capital program. Please see "Use of Proceeds." Following this offering, we intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash generated from operations, proceeds from this offering and borrowings under our Credit Facility. We currently estimate that our capital expenditures for 2017 will range from $40.0 million to $55.0 million, the majority of which we expect will be used to manufacture additional systems for our fleet. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. We believe that our operating cash flow, proceeds from this offering and available borrowings under our Credit Facility will be sufficient to fund our operations for at least the next twelve months.

At December 31, 2016, cash and cash equivalents totaled $3.6 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,		
	2016	2015	Change
	(in thousands)		
Net cash provided by operating activities	$ 4,521	$ 2,156	$ 2,365
Net cash used in investing activities	(10,935)	(27,859)	16,924
Net cash provided by financing activities	3,059	7,878	(4,819)
Net change in cash	$ (3,355)	$(17,825)	$14,470

Analysis of Cash Flow Changes Between the Years Ended December 31, 2016 and 2015

Operating Activities. Net cash provided by operating activities was $4.5 million for the year ended December 31, 2016, compared to $2.2 million for the year ended December 31, 2015. The increase in operating cash flow was primarily attributable to an increase in the number of revenue days, partially offset by an increase in accounts receivable as a result of higher rental revenue.

Investing Activities. Net cash used in investing activities was $10.9 million for the year ended December 31, 2016, compared to $27.9 million for the year ended December 31, 2015 due to a reduction in the manufacturing rate of new proppant systems. During the year ended December 31, 2016, $9.5 million of capital expenditures were related to manufacturing new proppant systems, and $1.2 million of capital expenditures were related to capital improvements in our manufacturing facility. During the year ended December 31, 2015, $27.3 million of capital expenditures were related to manufacturing new proppant systems, and $0.6 million of capital expenditures were related to capital improvements in our manufacturing facility.

Financing Activities. Net cash provided by financing activities was $3.1 million for the year ended December 31, 2016, compared to $7.9 million for the year ended December 31, 2015. During the year ended December 31, 2016, we borrowed $2.5 million under our Credit Facility and an existing member paid off its applicable promissory note and interest for $0.9 million in cash. During the year ended December 31, 2015, our members made capital contributions of $8.2 million.

Debt Agreements

Senior Secured Credit Facility

On December 1, 2016, we entered into a credit agreement (the "Credit Agreement") by and among us, the lenders party thereto from time to time and Woodforest National Bank, as administrative agent (the "Administrative Agent"), providing for $11.0 million aggregate principal amount of senior secured credit facilities (the "Credit Facility"). The Credit Facility consists of (i) up to $10.0 million aggregate principal amount of advance term loan commitments (the "Advance Loan Facility") available for borrowing until December 1, 2017 and (ii) up to $1.0 million aggregate principal amount of revolving credit commitments (the "Revolving Facility") available for borrowing until December 1, 2018. The Revolving Facility permits extensions of credit up to the lesser of $1.0 million and a borrowing base that is calculated by us based upon a percentage of the value of our' eligible accounts receivable and eligible inventory and equipment, and approved by the Administrative Agent. The borrowing base is calculated on a monthly basis pursuant to a borrowing base certificate delivered by us to the Administrative Agent. As of December 31, 2016, the borrowing base certificate delivered by us under the Revolving Credit Facility reflected a borrowing base as of such date of $1.0 million. At any time prior to December 1, 2018, and so long as no default or event of default shall have occurred which is continuing under the Credit Facility, we may elect to increase the aggregate revolving credit commitments to an amount not exceeding $2.0 million; provided no lender has any obligations to increase its own revolving credit commitment. We anticipate that the amended credit facility we expect to enter into in connection with this offering will consist of up to $20.0 million aggregate principal amount of revolving credit commitments.

Borrowings under the Credit Facility bear interest at a one-month London Interbank Offered Rate ("LIBOR") plus an applicable margin and interest shall be payable monthly. The applicable margin ranges from 3.50% to 5.00% depending on our fixed charge coverage ratio. During the continuance of an event of default, overdue amounts under the Senior Secured Credit Facility will bear interest at 5.00% plus the otherwise applicable interest rate. The Revolving Credit Facility has a scheduled maturity date of December 1, 2018 and the Advance Loan Facility has a scheduled maturity date of December 1, 2021. We expect to terminate the Advance Loan Facility and extend the scheduled maturity of the Revolving Credit Facility to on or around the fourth anniversary of the consummation of this offering, pursuant to the anticipated amendment thereof in connection with this offering.

The principal amount of the Advance Loan Facility is payable in monthly installments of 1/48th of the aggregate unpaid principal balance of advance loans under the Advance Loan Facility as of December 1, 2017. No amortization is required with respect to the principal amount of the revolving facility. All outstanding amounts under the Advance Loan Facility will be due on the Advance Loan Facility maturity date and all outstanding amounts under the Revolving Facility will be due on, and the letter of credit commitments will terminate on, the Revolving Facility maturity date or upon earlier prepayment or acceleration.

We may voluntarily prepay the Credit Facility in whole or in part at any time; provided that any prepayments of any portion of Advance Loan Facility prior to December 1, 2018 will incur a prepayment premium of 0.50% of the amount of the Advance Loan Facility prepaid.

The Credit Agreement contains representations, warranties and covenants that are customary for similar credit arrangements, including, among other things, covenants relating to (i) financial reporting and notification, (ii) payment of obligations, (iii) compliance with applicable laws, (iv) notification of certain events and (v) solvency.

The Credit Agreement contains certain covenants, restrictions and events of default including, but not limited to, a change of control restriction and limitations on our ability to (i) incur indebtedness, (ii) issue preferred equity, (iii) pay dividends or make other distributions, (iv) prepay, redeem or repurchase certain debt, (v) make loans and investments, (vi) sell assets, (vii) acquire assets, (viii) incur liens, (ix) enter into transactions with affiliates, (x) consolidate or merge and (xi) enter into hedging transactions.

Inc., Devon Energy and Apache Corporation, and oilfield service companies, such as ProPetro Services, Inc. We currently provide our equipment and services in many of the most active oil and gas basins in the U.S., including the Permian Basin, the Eagle Ford Shale, the SCOOP/STACK Formation and the Marcellus Shale/Utica Shale. As of March 31, 2017, more than 80% of our current fleet was deployed to customers who are renting multiple systems.

- *Scalable, vertically integrated manufacturing capability.* Because we are a vertically integrated manufacturer, we have the flexibility to adjust our manufacturing operations to both meet customer demand and to react to market conditions. Our manufacturing facility in Early, Texas is currently producing two systems per month, and we believe that we have the capacity to manufacture up to four systems per month without expanding these existing facilities. We currently have more demand for our systems than we can satisfy with our current fleet, and we expect to increase our fleet to between 60 and 64 systems by the end of 2017 in response to customer demand.

- *Capital-efficient business model resulting in strong operational cash flow.* Our internal manufacturing capacity helps us reduce and maintain control over the amount of capital required to expand our fleet. In addition, we have low operating costs and maintaining our systems requires minimal expenditures, which we expect will enable us to generate strong operational cash flow, though we incurred a net loss for the year ended December 31, 2015.

- *Strong balance sheet and financial flexibility.* We believe our balance sheet strength represents a significant competitive advantage, allowing us to proactively grow our fleet and weather industry cycles, while also pursuing initiatives to further grow and expand our product offerings with new and existing customers. Our customers seek to employ well-capitalized service providers that are in the best position to meet their service requirements and their financial obligations, and, as a result we intend to continue to maintain a strong balance sheet. At the closing of this offering, we expect to have approximately $132.4 million in liquidity from $112.4 million of cash on hand and $20.0 million of available capacity under our credit facility, which we expect to amend in connection with this offering to among other things, increase the aggregate commitment thereunder. Our liquidity will provide us with the means to manufacture additional systems, increase our service offerings and generally grow our operations.

- *Track record of providing safe operations and equipment.* We believe we are among the safest well site equipment and service providers in the oil and natural gas industry, as evidenced by an achieved TRIR of zero for our field services activity for the twelve month periods ended December 31, 2016 and 2015. Our systems do not require well site personnel to visually identify inventory levels or operate ancillary handling machinery, such as forklifts, to transfer proppant from the storage area to the blender. As a result, we are able to provide a safer operating environment and reduce the number of required well site personnel. In addition, our system significantly reduces respirable silica dust levels traditionally associated with handling proppant and is compliant with standards recently implemented by the National Institute for Occupational Safety and Health.

- *Seasoned management team with extensive industry experience.* The members of our management team are seasoned operating, financial and administrative executives with extensive experience in and knowledge of the energy industry and specifically, the oilfield services industry. Each member of our management team brings significant leadership and operational experience with long tenures in the industry at highly regarded companies, including Anadarko Petroleum, FTS International, Western Company, BJ Services, Baker Hughes, Hexion Inc., PPG and Citigroup. The members of our executive management team provide us with valuable insight into our industry and a thorough understanding of customer requirements.

MANAGEMENT

Directors and Executive Officers

Set forth below are the name, age, position and description of the business experience of our executive officers and directors, as of March 31, 2017.

Name	Age	Position with Solaris Oilfield Infrastructure, Inc.
William A. Zartler	51	Founder and Chairman
Gregory A. Lanham	52	Chief Executive Officer and Director
Kyle S. Ramachandran	32	Chief Financial Officer
Kelly L. Price	58	Chief Operating Officer
Cynthia M. Durrett	52	Chief Administrative Officer
Lindsay R. Bourg	39	Chief Accounting Officer
James R. Burke	79	Director Nominee
Edgar R. Giesinger	60	Director Nominee
W. Howard Keenan, Jr.	66	Director Nominee
F. Gardner Parker	75	Director Nominee
A. James Teague	71	Director Nominee

William A. Zartler—Founder and Chairman. William A. Zartler is our Chairman and has served as a member of our board of directors since February 2017 and a manager of our predecessor since October 2014. Mr. Zartler founded Loadcraft Site Services LLC and served as its Executive Chairman from February 2014 to September 2014. Mr. Zartler served as our predecessor's Chief Executive Officer and Chairman from October 2014 to January 2017. Mr. Zartler has extensive experience in both energy industry investing and managing growth businesses. Prior to founding our predecessor, in January 2013 Mr. Zartler founded Solaris Energy Capital, a private investment firm focused on investing in and managing emerging, high growth potential businesses primarily in midstream energy and oilfield services, including Solaris LLC, and Mr. Zartler continues to serve as the sole member and manager of Solaris Energy Capital. Prior to founding Solaris Energy Capital, Mr. Zartler was a founder and Managing Partner of Denham Capital Management ("Denham"), a $7 billion global energy and commodities private equity firm, from its inception in 2004 to January 2013. Mr. Zartler led Denham's global investing activity in the midstream and oilfield services sectors and served on the firm's Investment and Executive Committees. Previously, Mr. Zartler held the role of Senior Vice President and General Manager at Dynegy Inc., building and managing the natural gas liquids business. Mr. Zartler also served as a director of the general partner of NGL Partners LP (NYSE: NGL) from its inception in September 2012 to August 2013. Mr. Zartler began his career at Dow Hydrocarbons and Resources. Mr. Zartler received a Bachelor of Science in Mechanical Engineering from the University of Texas at Austin and a Masters of Business Administration from Texas A&M University. Mr. Zartler serves on the Engineering Advisory Board of the Cockrell School of Engineering at the University of Texas at Austin.

We believe that Mr. Zartler's industry experience and deep knowledge of our business makes him well suited to serve as a member of our board of directors.

Gregory A. Lanham—Chief Executive Officer and Director. Gregory A. Lanham was named our Chief Executive Officer and Director in February 2017. From December 2015 to January 2017, Mr. Lanham was co-founder and Chief Executive Officer of Accendo Services LLC, where he advised private equity firms and credit investors on various investment opportunities in the oilfield services sector. From November 2012 to November 2015, Mr. Lanham served as Chief Executive Officer and Director of FTS International, the then largest private oilfield service company in North America. From 2008 to October 2012, Mr. Lanham served as Managing Director at Temasek Holdings (PTE.) Ltd, an investment holding company with $200 billion of assets under management. Mr. Lanham began his career at Anadarko Petroleum Corporation, where he spent twenty years in increasing roles of global responsibility. In 2015, Mr. Lanham was selected as the EY Entrepreneur Of The Year® Southwest in the Energy category. Mr. Lanham serves on the board of directors of CONSOL Energy Inc., a leading diversified energy producer listed on the NYSE and Stallion Oilfield Services. Mr. Lanham received his B.S. in Petroleum Engineering from the University of Oklahoma.

Mr. Lanham has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualifies to serve as a member of our board of directors.

Kyle S. Ramachandran—Chief Financial Officer. Kyle S. Ramachandran was named our Chief Financial Officer in February 2017. Mr. Ramachandran was previously our Vice President, Corporate Development and Strategy from October 2014 to January 2017, our Secretary from December 2014 to January 2017 and the Vice President of Solaris Energy Capital from February 2014 to September 2014. From August 2011 to January 2014, Mr. Ramachandran was a member of the Barra Energia management team, a private equity sponsored E&P company based in Rio de Janeiro. From 2009 to 2011, Mr. Ramachandran was an Associate at First Reserve, a global energy-focused private equity firm. Mr. Ramachandran began his career as an investment banker in the Mergers & Acquisitions Group at Citigroup. Mr. Ramachandran received a Bachelor of Science in Finance and Accounting from the Carroll School of Management Honors Program at Boston College, where he graduated cum laude.

Kelly L. Price—Chief Operating Officer. Kelly L. Price was named our Chief Operating Officer in March 2017. Mr. Price served as an operations consultant to us from January 2017 to February 2017. Mr. Price was previously a consultant for Accendo Services LLC from August 2016 to December 2016. From September 2015 to July 2016, Mr. Price pursued entrepreneurial opportunities in the pressure pumping industry. From January 2014 to August 2015, Mr. Price served as Senior Vice President of Pumping Services, Wireline and Logistics for FTS International, the then-largest private oilfield service company in North America. From August 2010 to October 2013, Mr. Price served as President, U.S. for Trican Well Service, subsequent to which he evaluated potential opportunities prior to joining FTS International. Mr. Price began his career at BJ Services, where he spent 32 years, including senior roles such as Vice President of Global Sales and Marketing, Vice President of West Division Sales and Rocky Mountain Regional Manager. Mr. Price began his career as field operator in Alberta, Canada.

Cynthia M. Durrett—Chief Administrative Officer. Cynthia M. Durrett was named our Chief Administrative Officer in March 2017. Ms. Durrett was previously our Vice President of Business Operations from October 2014 to February 2017 and the Vice President of Business Operations of Solaris Energy Capital from October 2013 to September 2014. From July 2013 to September 2013, Ms. Durrett served as an independent consultant in the proppant industry. From 2007 to June 2013, Ms. Durrett was the Director of Business Planning and Capital Projects for Cadre Proppants. Ms. Durrett previously served as Managing Director of Dynegy Midstream Services ("Dynegy"), where she provided leadership to several sectors of the organization including information technology, regulated energy delivery, natural gas liquids and midstream. Ms. Durrett began her career at Ferrell North America, where she managed operations for the energy commodities trading business, including natural gas liquids and refined products. Ms. Durrett received a Bachelor of Science in Business Administration from Park University in Kansas City, Missouri, where she graduated with distinction.

Lindsay R. Bourg—Chief Accounting Officer. Lindsay R. Bourg was named our Chief Accounting Officer in April 2017. From July 2009 to April 2017, Ms. Bourg served in various roles of responsibility including Vice President, Chief Accounting Officer and Controller, for Sabine Oil & Gas Corporation after serving as Controller for Sabine Oil & Gas LLC. Sabine Oil & Gas LLC was a privately held upstream company which actively engaged in the acquisition, exploration, development, and production of oil and natural gas through debt and equity financings of nearly $4.0 billion. Prior thereto, Ms. Bourg held management and senior level positions at Davis Petroleum Corporation, Burlington Resources and PricewaterhouseCoopers LLP. Ms. Bourg's accounting experience spans both public and private companies within the energy industry. Ms. Bourg obtained her Bachelor of Business Administration degree in Accounting from Texas State University where she graduated magna cum laude and is a Certified Public Accountant.

James R. Burke—Director Nominee. James R. Burke has been nominated to serve as a member of our board of directors, effective concurrently with this offering and has served as a manager of our predecessor since October 2014. Since July 2013 Mr. Burke has served on the board of Centurion, a private equity sponsored oilfield services company based in Aberdeen, Scotland. Mr. Burke served as the Chief Executive Officer and

Mr. Burke has broad knowledge of the energy industry and significant operating experience. We believe his skills and industry experience qualify him to serve as a member of our board of directors.

Edgar R. Giesinger—Director Nominee. Edgar R. Giesinger has been nominated to serve as a member of our board of directors, effective concurrent with this offering. Mr. Giesinger retired as a managing partner from KPMG LLP in 2015. Since November of 2015, Mr. Giesinger has served on the board of Geospace Technologies Corporation, a publicly traded company primarily involved in the design and manufacture of instruments and equipment utilized in oil and gas industries. He has 35 years of accounting and finance experience working mainly with publicly traded corporations. Over the years, he has advised a number of clients in accounting and financial matters, capital raising, international expansions and in dealings with the Securities and Exchange Commission. While working with companies in a variety of industries, his primary focus has been energy and manufacturing clients. Mr. Giesinger is a Certified Public Accountant in the State of Texas and member of the American Institute of Public Accountants. He has lectured and led seminars on various topics dealing with financial risks, controls and financial reporting.

We believe that Mr. Giesinger's extensive financial and accounting experience, including that related to energy and manufacturing industries, qualifies him to effectively serve as a director.

W. Howard Keenan, Jr.—Director Nominee. W. Howard Keenan, Jr. has been nominated to serve as a member of our board of directors, effective concurrently with this offering and has served as a manager of our predecessor since November 2014. Mr. Keenan has over 40 years of experience in the financial and energy businesses. Since 1997, he has been a Member of Yorktown Partners LLC, a private investment manager focused on the energy industry. From 1975 to 1997, he was in the Corporate Finance Department of Dillon, Read & Co. Inc. and active in the private equity and energy areas, including the founding of the first Yorktown Partners fund in 1991. Mr. Keenan also serves on the Boards of Directors of the following companies: Antero Resources Corporation, the general partner of Antero Midstream Partners LP and Ramaco Resources, Inc. In addition, he is serving or has served as a director or manager of multiple Yorktown Partners portfolio companies. Mr. Keenan holds a Bachelor of Arts degree cum laude from Harvard College and a Masters of Business Administration degree from Harvard University.

Mr. Keenan has broad knowledge of the energy industry and significant experience with energy companies. We believe his skills and background qualify him to serve as a member of our board of directors.

F. Gardner Parker—Director Nominee. F. Gardner Parker has been nominated to serve as a member of our board of directors, effective concurrently with this offering. Mr. Parker has been a private investor since 1984 and a director of Carrizo Oil & Gas, Inc. ("Carrizo") (NASDAQ: CRZO) since 2000. He currently serves as Chairman of Carrizo's Audit Committee and as Lead Independent Director. Mr. Parker also serves on the board and is Chairman of the Audit Committee of Sharps Compliance Corp. (NASDAQ: SMED), a medical waste management services provider. Mr. Parker is also a Trust Director of Camden Property Trust (NYSE: CPT). Previously, Mr. Parker was a director of Triangle Petroleum Corporation from November 2009 to July 2015 and a director of Hercules Offshore Inc. from 2005 to November 2015. Mr. Parker was a founding director for Camden in 1993 and also served as the Lead Independent Trust Manager from 1998 to 2008. In the private sector, Mr. Parker is Chairman of the Board of Edge Resources LTD, Enterprise Offshore Drilling and Norton Ditto. He was a partner at Ernst & Ernst (now Ernst & Young LLP) from 1978 to 1984. Mr. Parker is a graduate of the University of Texas and is a certified public accountant in Texas. Mr. Parker is board certified by the National Association of Corporate Directors (the "NACD"), where he serves as a NACD Board Leadership Fellow.

Mr. Parker has broad knowledge of the energy industry and significant experience as a director on the boards and audit, compensation and corporate governance committees of numerous public and private companies. We believe his skills and experience qualify him to serve as a member of our board of directors.

A. James Teague—Director Nominee. A. James Teague has been nominated to serve as a member of our board of directors, effective concurrently with this offering. Mr. Teague has served as the Chief Executive

Officer of Enterprise Products Holdings LLC since January 2016 and has been a Director of Enterprise Products Holdings LLC since July 2008. Mr. Teague previously served as the Chief Operating Officer of Enterprise Products Holdings LLC from November 2010 to December 2015 and served as an Executive Vice President of Enterprise Products Holdings from November 2010 until February 2013. Mr. Teague joined Enterprise in connection with its purchase of certain midstream energy assets from affiliates of Shell Oil Company in 1999. From 1998 to 1999, Mr. Teague served as President of Tejas Natural Gas Liquids, LLC, then an affiliate of Shell. From 1997 to 1998, he was President of Marketing and Trading for MAPCO, Inc. Prior to 1997 he spent 22 years with Dow Chemical in various roles including Vice President, Hydrocarbon Feedstocks.

Mr. Teague has broad knowledge of the energy industry and significant operating experience. We believe his skills and industry experience qualify him to serve as a member of our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of two members. Prior to the date that our Class A common stock is first traded on the NYSE, we expect to have seven members of our board of directors.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2018, 2019 and 2020, respectively. Messrs. _____ will be assigned to Class I, Messrs. _____ will be assigned to Class II, and Messrs. _____ will be assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

The board of directors is in the process of reviewing the independence of our directors using the independence standards of the NYSE. Currently, we anticipate that our board of directors will determine that each of Messrs. Burke, Giesinger, Keenan, Parker and Teague are independent within the meaning of the NYSE listing standards currently in effect and that Messrs. Giesinger, Parker and Teague are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We will establish an audit committee prior to the completion of this offering. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit committee will initially consist of three directors, Messrs. Giesinger, Parker and Teague, who are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors.

EXECUTIVE COMPENSATION

We are currently considered an "emerging growth company," within the meaning of the Securities Act, for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our "named executive officers," who are the individuals who served as our principal executive officer, our next two other most highly compensated officers at the end of the last completed fiscal year and up to two additional individuals who would have been considered one of our next two most highly compensated officers except that such individuals did not serve as executive officers at the end of the last completed fiscal year. Accordingly, our named executive officers are:

Name	Principal Position
William A. Zartler......	Founder and Chairman
Kyle Ramachandran....	Chief Financial Officer
Christopher Work......	Former Chief Financial Officer

Mr. Zartler served as our principal executive officer during fiscal year 2016 and began serving as our Chairman and member of our board of directors in February 2017. Mr. Work served as our Chief Financial Officer during fiscal year 2016 before his resignation in 2017.

Summary Compensation Table

The following table summarizes, with respect to our named executive officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total ($)
William A. Zartler................................. (Founder and Chairman)	2016	$240,250	$125,000	$16,000	$381,250
Kyle Ramachandran .... (Chief Financial Officer)	2016	$151,875	$ 50,250	$ 7,748	$209,873
Christopher Work .... (Former Chief Financial Officer)	2016	$215,416	$ 60,500	$10,876	$286,792

(1)   Amounts in this column reflect discretionary bonuses earned by our named executive officers for fiscal year 2016.

Outstanding Equity Awards at 2016 Fiscal Year-End

None of our named executive officers held outstanding equity-based awards as of December 31, 2016 and, as a result, the Outstanding Equity Awards at 2016 Fiscal Year-End table is not presented here.

Additional Narrative Disclosures

Base Salary

Each named executive officer's base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer offering closes. Such awards will consist of restricted stock with an aggregate grant date value equal to $5.0 million for all employees and consultants (including our named executive officers), which represents 304,387 shares of restricted stock (assuming the value of each restricted share is equal to $16.50 (which represents the midpoint of the price range set forth on the cover of this prospectus with respect to a share of our common stock)). These restricted stock awards will vest on the first anniversary of the date of grant.

Based on an assumed initial offering price of $16.50 per share of Class A common stock (the midpoint of the range set forth on the cover of this prospectus), we expect that the aggregate amount of the cash portion of such bonus payments will be approximately $2.9 million for all employees and consultants, with   and   receiving $ and $, respectively. We expect   ,   and   to receive restricted stock awards with a value of $, $ and $, respectively, which represents approximately   ,   and   shares (based on an assumed initial offering price of $16.50 per share of Class A common stock (the midpoint of the range set forth on the cover of the prospectus)), respectively. A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share of Class A common stock would increase or decrease the aggregate amount of the cash portion of such bonus payments by approximately $.

2017 Long Term Incentive Plan

In connection with this offering, we intend to adopt an omnibus equity incentive plan, the Solaris Oilfield Infrastructure, Inc. 2017 Long Incentive Plan (the "2017 Plan"), for the employees, consultants and the directors of the Company and its affiliates who perform services for us. The following description of the 2017 Plan is based on the form we anticipate adopting, but the 2017 Plan has not yet been adopted and the provisions discussed below remain subject to change. As a result, the following description is qualified in its entirety by reference to the final form of the 2017 Plan once adopted. In connection with this offering, we expect to grant awards under the 2017 Plan consisting of (i) restricted stock with an aggregate grant date fair value equal to $5 million to certain employees, including our named executive officers, and consultants, as further described in "—IPO Bonuses" above and (ii) restricted stock with an aggregate grant date value equal to $5.1 million to our executive officers, with   and   receiving   and   shares, respectively (based on an assumed initial offering price of $16.50 per share of Class A common stock (the midpoint of the range set forth on the cover of this prospectus)), which awards shall vest in three equal annual installments on the first three anniversaries of the date of grant. In addition, we currently anticipate that all outstanding unit options granted under the Solaris Oilfield Infrastructure, LLC 2015 Membership Unit Option Plan will be exchanged for substantially equivalent (after giving effect to the reorganization transactions occurring in connection with this offering) options to acquire our Class A common stock under the 2017 Plan. Other than such awards, we do not currently anticipate granting additional awards under the 2017 Plan at this time. The restricted stock awards granted in connection with the initial public offering bonuses described above should be not be interpreted as representative of the 2017 Plan awards that may be granted to our employees and/or directors in the future.

The 2017 Plan will provide for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws ("incentive options"); (ii) stock options that do not qualify as incentive stock options ("nonstatutory options," and together with incentive options, "options"); (iii) stock appreciation rights ("SARs"); (iv) restricted stock awards ("restricted stock awards"); (v) restricted stock units ("restricted stock units" or "RSUs"); (vi) bonus stock ("bonus stock awards"); (vii) performance awards ("performance awards"); (viii) dividend equivalents; (ix) other stock-based awards; (x) cash awards; and (xi) substitute awards (referred to collectively herein with the other awards as the "awards").

Eligibility

Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, will be eligible to receive awards under the 2017 Plan.

Securities to be Offered

Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, 5,118,080 shares of our Class A common stock will be available for delivery pursuant to awards under the 2017 Plan. If an award under the 2017 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2017 Plan.

Types of Awards

*Options—*We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the 2017 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than ten years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

*SARs—*A SAR is the right to receive a share of Class A common stock, or an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, as determined by the Administrator. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of a SAR award.

*Restricted stock awards—*A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2017 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

*Restricted stock units—*RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

*Bonus stock awards—*The Administrator will be authorized to grant Class A common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of Class A common stock, including performance criteria, if any, associated with a bonus stock award.

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in February 2017. Following this offering and the related transactions, we will be a holding company whose sole material asset will consist of membership interests in Solaris LLC. Solaris LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Solaris LLC and will be responsible for all operational, management and administrative decisions relating to Solaris LLC's business and will consolidate financial results of Solaris LLC and its subsidiaries. The Solaris LLC Agreement will be amended and restated to, among other things, admit Solaris Inc. as the sole managing member of Solaris LLC.

In connection with this offering, (a) all of the membership interests in Solaris LLC held by the Existing Owners, will be converted into (i) a single class of units in Solaris LLC representing in the aggregate 31,624,320 Solaris LLC Units and (ii) the right to receive the distributions of cash and shares of Class B common stock described in clauses (c) and (d) below, (b) Solaris Inc. will issue and contribute 31,624,320 shares of its Class B common stock and all of the net proceeds of this offering to Solaris LLC in exchange for a number of Solaris LLC Units equal to the number of shares of Class A common stock issued in the offering (assuming no exercise of the underwriters' option to purchase additional shares), (c) Solaris LLC will use a portion of the proceeds from this offering to distribute to the Existing Owners, on a pro rata basis, an aggregate amount of cash equal to 3,030,303 times the initial public offering price per share of Class A common stock after underwriting discounts and commissions and (d) Solaris LLC will distribute to each of the Existing Owners one share of Class B common stock for each Solaris LLC Unit such Existing Owner holds. In the event that we increase or decrease the number of shares of Class A common stock sold in this offering, (i) the number of Solaris LLC Units and shares of Class B common stock issued to our Existing Owners will correspondingly decrease or increase, respectively, and (ii) the amount of cash distributed to our Existing Owners on a pro rata basis will correspondingly increase or decrease, respectively.

To the extent the underwriters' option to purchase additional shares is exercised in full or in part, Solaris Inc. will contribute the net proceeds therefrom to Solaris LLC in exchange for an additional number of Solaris LLC Units equal to the number of shares of Class A common stock issued pursuant to the underwriters' option. Solaris LLC will use any such net proceeds to redeem from the Existing Owners on a pro rata basis a number of Solaris LLC Units (together with an equivalent number of shares of our Class B common stock) equal to the number of shares of Class A common stock issued pursuant to the underwriters' option to purchase additional shares.

After giving effect to these transactions and the offering contemplated by this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

- the Existing Owners will own all of the Class B common stock, representing 74.9% of our capital stock (of which, Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 34.8% of our capital stock),
- Solaris Inc. will own an approximate 25.1% interest in Solaris LLC; and
- the Existing Owners will own an approximate 74.9% interest in Solaris LLC.

If the underwriters' option to purchase additional shares is exercised in full:

- the Existing Owners will own Class B common stock, representing 71.1% of our capital stock (of which, Yorktown will own approximately 46.4% of our Class B common stock, representing approximately 33.0% of our capital stock),
- Solaris Inc. will own an approximate 28.9% interest in Solaris LLC; and
- the Existing Owners will own an approximate 71.1% interest in Solaris LLC.

Please see "Security Ownership of Certain Beneficial Owners and Management."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote

The payment obligations under the Tax Receivable Agreement are Solaris Inc.'s obligations and not obligations of Solaris LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing Solaris Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of any redemption of Solaris LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount and timing of the taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Solaris Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering (assuming $16.50 per share as the initial offering price to the public), the estimated termination payments, based on the assumptions discussed below, would be approximately $169.1 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $225.9 million). For more information on the Tax Receivable Agreement, see the pro forma financial statements and the related notes thereto appearing elsewhere in this prospectus.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Solaris Inc. by Solaris LLC are not sufficient to permit Solaris Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Solaris LLC or Solaris Inc.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Solaris Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. It is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 to 25 years. If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 100 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any Solaris LLC Units (other than those held by Solaris Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $169.1 million. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of Solaris LLC Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of Solaris LLC Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus 150 basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreement.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Solaris LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Solaris LLC's subsidiaries to make distributions to it. The ability of Solaris LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Solaris LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with certain of the Existing Owners, including Yorktown, Solaris Energy Capital and certain members of our management team (the "Initial Holders"). Pursuant to the registration rights agreement, we have agreed to register the sale of shares of our Class A common stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period described in "Underwriting," and subject to the limitations set forth below, any Initial Holder (or its permitted transferees) has the right to require us by written notice to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Class A common stock. Generally, we are required to file such registration statement within 15 days of such written notice. Subject to certain exceptions, we will not be obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of our Class A common stock.

We are also not obligated to effect any demand registration in which the amount of Class A common stock to be registered has an aggregate value of less than $35 million. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. We will be required to use all commercially reasonable efforts to maintain the effectiveness of any such registration statement until all shares covered by such registration statement have been sold.

In addition, any Initial Holder (or its permitted transferees) then able to effectuate a demand registration has the right to require us, subject to certain limitations, to effect a distribution of any or all of its shares of Class A common stock by means of an underwritten offering.

Piggyback Rights

Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify the Initial Holders (or their permitted transferees) of such proposal at least five business days before the anticipated filing date or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Historical Transactions with Affiliates

Promissory Notes

In 2014, Solaris LLC amended its Limited Liability Company Agreement to authorize Solaris LLC to issue membership units at a value of $100 per unit in exchange for a promissory note. During the years ended December 31, 2016 and 2015, Solaris LLC issued 0 and 66,103 units, respectively, in exchange for notes receivable to certain members of management. In August 2015, a former employee assigned us 10,526 units previously purchased with proceeds from a promissory note in exchange for a release of the applicable promissory note. In November 2016, a former employee that was previously assigned 8,701 units paid off the applicable promissory note in cash. The promissory notes were partial recourse, accrued interest at 6% per annum and matured through various dates during 2022. Principal and accrued interest were due and payable upon the earlier of employee termination or the maturity date of the note. As of December 31, 2016, the outstanding principal and accrued interest for the notes totaled $4.7 million and $0.5 million, respectively, which is recorded in members' equity as the notes were originally received in exchange for the issuance of membership units. As of March 14, 2017, the promissory notes that were issued to our directors and executive officers have been repaid and terminated.

Solaris Energy Management, LLC

On November 22, 2016 we entered into an administrative services arrangement with Solaris Energy Management LLC ("SEM"), a company partially-owned by William A. Zartler, the Chairman of our board of directors, for the provision of certain personnel and administrative services to us at cost. The services provided by SEM, include, but are not limited to, executive management functions, accounting and bookkeeping and treasury. In addition, SEM provides office space, equipment and supplies to us under the administrative service agreement. For the year ended December 31, 2016, we paid SEM $0.3 million for these services. Contemporaneously with or prior to the completion of this offering, certain employees of SEM will become our employees, and we intend to amend and restate the administrative service agreement in its entirety. We will also hire new employees to perform duties previously provided by SEM, though we may continue to utilize office space under the administrative service agreement or receive certain other administrative services from SEM.

Our predecessor's employees also provided consulting and advisory services to Solaris Water Operations, LLC ("Solaris Water"), a company owned by William A. Zartler, the Chairman of our board of directors. The company received $0.3 million from Solaris Water for the provision of services between February 2016 and July 2016. We do not expect our employees to provide services to Solaris Water following the completion of this offering.

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of Solaris LLC. Please read "Corporation Reorganization."

Policies and Procedures for Review of Related Party Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each of our director nominees;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 9811 Katy Freeway, Suite 900, Houston, Texas 77024.

The table does not reflect any Class A common stock that directors and officers may purchase in this offering through the directed share program described under "Underwriting."

	Shares Beneficially Owned After the Offering (Assuming No Exercise of the Underwriters' Over-Allotment Option)(1)						Shares Beneficially Owned After the Offering (Assuming the Underwriters' Over-Allotment Option is Exercised in Full)(1)					
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)		Class A Common Stock		Class B Common Stock		Combined Voting Power(2)	
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:												
Yorktown Energy Partners X, L.P. (3)	—	—	14,678,651	46.4%	14,678,651	34.3%	—	—	13,940,641	46.4%	13,940,641	32.6%
Loadcraft Site Services LLC (4)	—	—	11,330,235	35.8%	11,330,235	26.5%	—	—	10,760,576	35.8%	10,760,576	25.1%
Solaris Energy Capital, LLC (5)	—	—	5,942,762	18.8%	5,942,762	13.9%	—	—	5,643,784	18.8%	5,643,784	13.2%
Directors, Director Nominees and Named Executive Officers:												
Gregory A. Lanham	—	—	—	—	—	—	—	—	—	—	—	—
Kyle S. Ramachandran	—	—	739,352	2.3%	739,352	1.7%	—	—	702,133	2.3%	702,133	1.6%
William A. Zartler	—	—	12,676,659	40.1%	12,676,659	29.6%	—	—	12,039,305	40.1%	12,039,305	28.1%
James R. Burke (6)	10,629	*	77,125	0.2%	87,753	0.2%	10,629	*	73,256	0.2%	83,885	0.2%
Edgar R. Giesinger	—	—	—	—	—	—	—	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—	—	—	—	—	—	—	—
F. Gardner Parker	—	—	—	—	—	—	—	—	—	—	—	—
A. James Teague	—	—	—	—	—	—	—	—	—	—	—	—
Directors and executive officers as a group (11 persons) (7)(8)	**80,374**	*****	**13,725,955**	**43.4%**	**13,806,329**	**32.2%**	**80,374**	*****	**13,035,780**	**43.4%**	**13,116,154**	**30.6%**

*   Less than 1%

(1)   Subject to the terms of the Solaris LLC Agreement, each Existing Owner will, subject to certain limitations, have the right to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units for shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Solaris LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Person Transactions—Solaris LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a Solaris Unit Holder of its redemption right. As a result, beneficial ownership of Class B common stock and Solaris LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be redeemed.

(2)   Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Existing Owners will hold one share of Class B common stock for each Solaris LLC Unit that they own. Each share of Class B common stock has no economic rights, but entitles

the holder thereof to one vote for each Solaris Unit held by such holder. Accordingly, the Existing Owners collectively have a number of votes in Solaris Inc. equal to the number of Solaris LLC Units that they hold. See "Corporation Reorganization," "Description of Capital Stock—Class A Common Stock" and "—Class B Common Stock."

(3) Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the shares held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. W. Howard Keenan, Jr. is a manager of Yorktown X Associates LLC. Mr. Keenan disclaims beneficial ownership of the shares held by Yorktown Energy Partners X, L.P. The address for Yorktown Energy Partners X, L.P. is 410 Park Avenue, 19th Floor, New York, New York 10022.

(4) SEC Loadcraft Management LLC ("Loadcraft Management") is the sole manager of Loadcraft Site Services LLC ("LSS") and has the authority to vote or dispose of the shares held by LSS in its sole discretion. The sole manager of Loadcraft Management is William A. Zartler. As a result, Mr. Zartler may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by LSS. Mr. Zartler disclaims beneficial ownership of the shares held by LSS in excess of his pecuniary interest therein. Following the completion of this offering, LSS has advised us that it intends to make a pro rata distribution to all of the Solaris LLC Units and shares of our Class B common stock it receives in connection with our Corporate Reorganization on a pro rata basis to its members. In connection with such distribution, it is anticipated that Mr. Ramachandran will receive 394,220 shares of Class B common stock, Mr. Burke will receive 72,887 shares of Class B common stock, Ms. Durrett will receive 222,255 shares of Class B common stock and Solaris Energy Capital, a company controlled by Mr. Zartler, will receive 5,311,371 shares of Class B common stock. Because such individuals expect to receive the Class B shares within 60 days of the closing of the offering of our shares of Class A common stock, these shares have been included in the table.

(5) Mr. Zartler is the sole member of Solaris Energy Capital and has the authority to vote or dispose of the shares held by Solaris Energy Capital in his sole discretion. Mr. Zartler disclaims beneficial ownership of the shares held by Solaris Energy Capital in excess of his pecuniary interest therein.

(6) Represents options to purchase 10,629 shares of our Class A common stock at an exercise price of $2.87 per share exercisable by James R. Burke within the next 60 days.

(7) Represents options to purchase 80,374 shares of our Class A common stock at an exercise price of $2.87 per share exercisable by certain of our executive officers and directors within the next 60 days.

(8) Does not include 538,365 restricted shares of our Class A common stock to be granted to certain of our executive officers and directors in connection with the consummation of this offering. See "Executive Compensation—IPO Bonuses" and "Executive Compensation—2017 Long-Term Incentive Plan."

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Solaris Inc. will consist of 600,000,000 shares of Class A common stock, $0.01 par value per share, of which 10,600,000 shares will be issued and outstanding, 180,000,000 shares of Class B common stock, $0.01 par value per share, of which 31,624,320 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Solaris Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, each Existing Owner will receive one share of Class B common stock for each Solaris LLC Unit that it holds. Accordingly, each Existing Owner will have a number of votes in Solaris Inc. equal to the aggregate number of Solaris LLC Units that it holds.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or redeemable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Solaris Inc.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board of directors before the date the interested stockholder attained that status;

- upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 10,600,000 shares of Class A common stock. Of these shares, all of the 10,600,000 shares of Class A common stock (or 12,190,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each Existing Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Solaris LLC to acquire all or a portion of its Solaris LLC Units. Upon the exercise of the Redemption Right, Solaris LLC (or Solaris Inc., if it exercises the Call Right) will acquire each such Solaris LLC Unit for one share of Class A common stock (or, if Solaris Inc. or Solaris LLC, as applicable, so elects, an equivalent amount of cash). Upon consummation of this offering, the Existing Owners will hold 31,624,320 Solaris LLC Units (30,034,320 Solaris LLC Units if the underwriters' option to purchase additional shares is exercised in full), all of which (together with a corresponding number of shares of our Class B common stock) will be redeemable for 31,624,320 shares of our Class A common stock (30,034,320 shares if the underwriters' option to purchase additional shares is exercised in full). See "Certain Relationships and Related Party Transactions— Solaris LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with certain of the Existing Owners that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 31,624,320 shares (30,034,320 shares if the underwriters' option to purchase additional shares is exercised in full) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers and certain of the Existing Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting" for a description of these lock-up provisions.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated   , 2017, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of Class A common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC	
Goldman, Sachs & Co.	
Morgan Stanley & Co. LLC.	
Evercore Group L.L.C.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Wells Fargo Securities, LLC	
Raymond James & Associates, Inc.	
Oppenheimer & Co. Inc.	
Seaport Global Securities LLC	
Wunderlich Securities, Inc.	
Total	10,600,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted the underwriters a 30-day option to purchase up to 1,590,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock.

The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The following table summarizes the compensation and estimated expenses that we will pay:

	Per Share		Total	
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions				
Paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $2.6 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000 as set forth in the underwriting agreement.

Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of Class A common stock being offered.

In connection with this offering, we agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

Each of our officers and directors, Yorktown and Solaris Energy Capital have agreed in connection with this offering that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. for a period of 180 days after the date of this prospectus.

Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release the common stock and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. will consider, among other factors, the holder's reasons for requesting the release and the number of shares of common stock or other securities for which the release is being requested.

The underwriters have reserved for sale at the initial public offering price up to 5% of the Class A common stock being offered by this prospectus (excluding the shares of Class A common stock that may be issued upon the underwriters' exercise of their option to purchase additional Class A common Stock) for sale to our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing Class A common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares. Any shares sold in the directed share program to directors and executive officers will be subject to the 180-day lock-up period described above.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have been approved for listing of our Class A common stock on the NYSE under the symbol "SOI." In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 400 beneficial owners.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Solaris Oilfield Infrastructure, Inc. (the "Company" or "Solaris Inc.") is a newly-formed Delaware corporation formed by Solaris Oilfield Infrastructure, LLC ("Solaris LLC") to engage in the manufacturing and rental of patented mobile proppant management systems that unload, store and deliver proppant at oil and natural gas well sites. The following unaudited pro forma consolidated financial statements of the Company reflect the historical consolidated results of Solaris LLC, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on December 31, 2016, for unaudited pro forma balance sheet purposes, and on January 1, 2016, for unaudited pro forma statement of operations purposes:

- the Corporate Reorganization described under "Corporate Reorganization" elsewhere in this prospectus;

- the initial public offering of shares of Class A common stock and the use of the net proceeds therefrom as described in "Use of Proceeds" (the "Offering"). The net proceeds from the sale of the Class A common stock are expected to be $161.8 million (based on an assumed initial offering price of $16.50, the midpoint of the range set forth on the cover of this prospectus), net of underwriting discounts of approximately $10.5 million and other offering costs of $2.6 million; and

- in the case of the unaudited consolidated pro forma statement of operations, a provision for corporate income taxes at an effective rate of 38.1%, inclusive of all U.S. federal, state and local income taxes.

The unaudited pro forma consolidated balance sheet of the Company is based on the historical consolidated balance sheet of Solaris LLC as of December 31, 2016 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on December 31, 2016. The unaudited pro forma consolidated statement of operations of the Company are based on the audited historical consolidated statement of operations of Solaris LLC for the year ended December 31, 2016, having been adjusted to give effect to the described transactions as if they occurred on January 1, 2016.

The unaudited pro forma consolidated financial statements have been prepared on the basis that the Company will be taxed as a corporation under the Internal Revenue Code of 1986, as amended, and as a result, will become a tax-paying entity subject to U.S. federal and state income taxes, and should be read in conjunction with "Corporate Reorganization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and with the audited historical consolidated financial statements and related notes of Solaris LLC, included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated above or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2016

	Historical Solaris Oilfield Infrastructure, LLC	Pro Forma Adjustments	Pro Forma Solaris Oilfield Infrastructure, Inc.
		(in thousands)	
Assets			
Current assets:			
Cash	$ 3,568	$114,343 (a)	$117,911
Accounts receivable, net	4,510	—	4,510
Prepaid expenses and other current assets	403	—	403
Inventories	1,365	—	1,365
Total current assets	9,846	114,343	124,189
Property, plant and equipment, net	54,350	—	54,350
Goodwill	13,004	—	13,004
Deferred tax assets	—	52,254 (b)	52,254
Intangible assets, net	36	—	36
Deferred financing costs	—	100 (a)	100
Total assets	$77,236	$166,697	$243,933
Liabilities and members' equity			
Current liabilities:			
Accounts payable	$ 705	$ —	$ 705
Accrued liabilities	2,144	(32)(d)	2,112
Current portion of capital lease obligations	26	—	26
Current portion of notes payable	169	—	169
Current portion of senior secured credit facility	31	(31)(a)	—
Total current liabilities	3,075	(63)	3,012
Capital lease obligations, net of current portion	213	—	213
Notes payable, net of current portion	282	—	282
Senior secured credit facility, net of current portion	2,320	(2,320)(a)	—
Payable to related parties pursuant to tax receivable agreement	—	19,753 (b)	19,753
Total liabilities	5,890	17,370	23,260
Members' equity	71,346	(71,346)(c)	—
Shareholders' equity:			
Preferred stock	—	—	—
Common stock	—	—	—
Class A	—	106 (c)	106
Class B	—	—	—
Additional paid-in capital	—	80,397 (a)(c)(d)	80,397
Accumulated earnings (deficit)	—	(739)(a)	(739)
Total shareholders' equity	—	8,418	79,764
Noncontrolling interest	—	140,909 (c)(e)	140,909
Total equity	71,346	149,327	220,673
Total liabilities and equity	$77,236	$166,697	$243,933

The accompanying notes are an integral part of these unaudited pro forma
consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Historical Solaris Oilfield Infrastructure, LLC	Pro Forma Adjustments	Pro Forma Solaris Oilfield Infrastructure, Inc.
		(in thousands)	
Revenue			
Proppant system rental	$14,594	$ —	$ 14,594
Proppant system services	3,563	—	3,563
Total revenue	18,157	—	18,157
Operating costs and expenses			
Cost of proppant system rental (excluding $3,352 of depreciation and amortization, shown separately)	1,431	—	1,431
Cost of proppant system services (excluding $160 of depreciation and amortization, shown separately)	4,916	—	4,916
Depreciation and amortization	3,792	—	3,792
Salaries, benefits and payroll taxes	3,061	6,725 (a)	9,786
Selling, general and administrative (excluding $280 of depreciation and amortization, shown separately)	2,096	—	2,096
Total operating expenses	15,296	6,725	22,021
Operating income (loss)	2,861	(6,725)	(3,864)
Interest expense	(23)	(187) (a)	(210)
Other income (expense)	8	—	8
Total other income (expense)	(15)	(187)	(202)
Income (loss) before income tax expense	2,846	(6,912)	(4,066)
Income tax expense (benefit)	43	(2,185) (a)(b)	(2,142)
Net Income (loss)	2,803	(4,727)	(1,924)
Less: Net Income Attributable to Noncontrolling Interests	—	(1,959) (c)	(1,959)
Net Income (Loss) Attributable To Stockholders	$ 2,803	$(6,686)	$ (3,883)
Net Income Per Common Share (d)			
Basic			$ (0.37)
Diluted			$ (0.37)
Weighted Average Common Shares Outstanding (d)			
Basic			10,600,000
Diluted			10,600,000

The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated balance sheet:

(a)   Reflects (i) estimated gross proceeds of $174.9 million from the issuance and sale of 10,600,000 shares of Class A common stock based on an assumed initial offering price of $16.50 per share, the midpoint of the range set forth on the cover of this prospectus, net of underwriting discounts and commissions of approximately $10.5 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $2.6 million, (ii) a one-time $2.9 million payment of cash bonuses to certain employees and consultants, (iii) a $47.0 million distribution to the Existing Owners, (iv) $3.0 million of additional borrowings under our Credit Facility that were made in April 2017, (v) the repayment of $5.5 million of outstanding borrowings under our Credit Facility, (vi) $0.1 million of fees related to the amendment to our Credit Facility and (vii) $5.2 million of cash received from the repayment of promissory notes and related interest.

(b)   Reflects adjustments to give effect to tax adjustments associated with the Corporate Reorganization and adjustments to give effect to the Tax Receivable Agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") based on the following assumptions:

  •   We will record an increase of $52.3 million in deferred tax assets (or $62.4 million if the underwriters exercise in full their option to purchase additional shares) for the estimated income tax effects of the differences in the tax basis and the books basis of the assets owned by Solaris Inc. following completion of the Corporate Reorganization;

  •   We will record 85% of the estimated realizable tax benefit of $23.2 million (or $35.4 million if the underwriters exercise in full their option to purchase additional shares) associated with Solaris Inc.'s deemed acquisition for U.S. federal income tax purposes of Solaris Units in connection with this offering as a payable to related parties pursuant to the Tax Receivable Agreement; and

The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes in any of our estimates after the date of the purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(c)   Represents an adjustment to members'/stockholders' equity reflecting (i) par value of $0.1 million for Class A common stock to be outstanding following this offering and (ii) a decrease of $71.3 million in members' equity to allocate a portion of Solaris Inc.'s equity to the non-controlling interest, which includes a $5.2 million repayment of promissory notes and related interest.

(d)   Represents the effect of (i) the issuance of shares of Class A common stock in this Offering and the application of the net proceeds therefrom and (ii) the net impact of the recording of deferred tax assets and the payable related to the Corporate Reorganization and the Tax Receivable Agreement, as described under note (b) above; (iii) a $47.0 million distribution to the Existing Owners and (iv) estimated expenses related to the Offering of approximately $2.6 million.

The total pro forma adjustment to additional paid-in capital is an increase of $80.4 million.

(e)   Represents non-controlling interest due to consolidation of financial results of Solaris LLC. As described in "Our Corporate Structure," Solaris Inc. will become the sole managing member of Solaris LLC. Solaris Inc. will initially have a minority economic interest in Solaris LLC, but will have 100% of the voting power and control over the management of Solaris LLC.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma consolidated statement of operations:

(a) Reflects (i) the amortization of restricted stock compensation expense of $6.7 million related to the vesting of restricted shares of our Class A common stock that are expected to be issued in connection with this offering, (ii) the expense of debt issuance costs of $0.1 million related to the Advance Loan Facility that will be terminated in connection with the amendment to our Credit Facility and (iii) $38,000 of unused commitment fees, as a result of the repayment of $5.5 million of outstanding borrowings in connection with the Offering and the amendment to our Credit Facility. On a pro forma basis, there would have been no outstanding borrowings under Solaris LLC's credit facility as of January 1, 2016.

(b) Reflects estimated incremental income tax provision associated with the Company's historical results of operations assuming the Company's earnings had been subject to federal income tax as a subchapter C corporation using a statutory tax rate of approximately 38.1% and based on the Company's ownership of 25.1% (28.9% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) of Solaris LLC following completion of this offering. This rate is inclusive of U.S. federal and state income taxes.

(c) Reflects the reduction in consolidated net income attributable to noncontrolling interest for Solaris LLC's historical results of operations. Upon completion of the Corporate Reorganization, the noncontrolling interest will be approximately 74.9% (71.1% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).

(d) Basic earnings per share measures the performance of an entity over the reporting period. Diluted EPS measures the performance of an entity over the reporting period while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company uses the "if-converted" method to determine the potential dilutive effect of its Class B Common Stock. On a pro forma basis for the year ended December 31, 2016, Class B Common Stock was not recognized in dilutive earnings per share calculations as they would have been antidilutive.

SOLARIS OILFIELD INFRASTRUCTURE, INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

In addition, we have provided the below calculation to present the net impact on earnings per share assuming that all Solaris LLC Units and shares of Class B common stock are exchanged for shares of Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of Solaris LLC Units and shares of Class B common stock for shares of Class A common stock. Giving effect to the exchange of all Solaris LLC Units and shares of Class B common stock for shares of Class A common stock, 613,978 restricted shares of our Class A common stock expected to be issued in connection with the successful completion of this offering under our long-term incentive plan and 591,261 shares of our Class A common stock issuable upon exercise of stock options to be issued in connection with the successful completion of this offering, diluted pro forma net income (loss) per share available to Class A common stock would be computed as follows:

	Year ended December 31, 2016
	in thousands
Pro forma loss before income taxes	$ (4,066)
Adjusted pro forma income taxes (a)	1,352
Adjusted pro forma net loss	(2,714)
Net income (loss) attributable to existing noncontrolling interest	—
Adjusted pro forma net loss to Solaris Inc. stockholders (b)	(2,714)
Weighted average shares of Class A common stock outstanding (assuming the exchange of all Solaris LLC Units for shares of Class A common stock)	43,429,559
Pro forma diluted net income available to Class A common stock per share	$ (0.06)

(a) Represents the implied provision for income taxes assuming the exchange of all Solaris LLC Units for shares of Class A common stock of Solaris Inc. using the same method applied in calculating pro forma tax provision.

(b) Assumes elimination of non-controlling interest due to the assumed exchange of all Solaris LLC Units and shares of Class B common stock for shares of Class A common stock of Solaris Inc. as of the beginning of the period.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 25,431
FINRA filing fee	33,413
NYSE listing fee	244,273
Accountants' fees and expenses	250,000
Legal fees and expenses	1,500,000
Printing and engraving expenses	350,000
Transfer agent and registrar fees	20,000
Miscellaneous	220,000
Total	$2,643,117

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Furthermore, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.